SECURITIES AND EXCHANGE COMMISSION
		   Washington, D.C. 20549


			Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


              For the month of April 30, 2003
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
-------------------------------------------------------------------
         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
-------------------------------------------------------------------
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.





FIRST QUARTER 2003 RESULTS


Durango, Mexico, April 30, 2003 - Corporacion Durango, S.A. de C.V., (NYSE: CDG,
BMV: CODUSA) ("Durango" or the "Company"), the largest integrated paper producer in Mexico, today announced its unaudited consolidated results for the first quarter ended March 31, 2003. All figures were prepared in accordance with Mexican generally accepted accounting principles, and are stated in constant Mexican pesos as of March 31, 2003 and converted into U.S. dollars using the exchange rate at the end of the period. All comparative figures for the first quarter of 2002 were prepared on a pro-forma basis after excluding the results of the Georgia mill operations.


			HIGHLIGHTS FIRST QUARTER 2003/2002
Item
(Us Millions)		Positive	Negative  	Impact on EBITDA (*)
Total Shipments		14%		--		$4.3
Unit Pricing 		--		-15%		-$28.8
Unit Cost		-1%		--		$2.2
SG&A Expenses		-7%		--		$0.9
EBITDA 			--		-57%		-$21.4

(*) On a pro-forma basis after excluding results of the Georgia mill for the first quarter of 2002.



"In spite of extremely difficult circumstances, operationally, our performance in the first quarter was very good, however, internationally prices that were 15% lower than year ago impacted our results in an outstanding way, but we are beginning to see signs of strengthening in the business fundamentals. We will continue exercising operating and expending discipline across our business with the aim of delivering improved results in the coming quarters" said Miguel Rincon, Corporacion Durango's Chairman and Chief Executive Officer.

"Regarding the Company's consensual financial restructuring in progress, our intention is to move as fast and smoothly as possible. On the other hand, the Company is carrying out deep operational and organizational restructuring to complement the stakeholders efforts on its financial restructuring, which combined should allow Durango to surge ahead as a world class company on the operating and financial side", Rincon concluded.





COMPANY OVERVIEW
During the first quarter of 2003, Durango was severely affected by a combination of negative macroeconomic factors, including a significant decline in world paper prices, a global economic recession, a drastic reduction in the demand for the Company's products from the manufacturing sector, fierce competition manifested in a flood of imported products and increases in the cost of raw materials, energy, oil and labor.

SHIPMENTS
In spite of a very difficult market environment, on a pro-forma basis, after excluding shipments made by the Georgia mill for the first quarter of 2002, total shipments increased 14% from 292.5 thousand of short tons in the first quarter of 2002 to 334.4 thousand of short tons in the first quarter of 2003 in spite of difficult environment in the industry.

PRICE
Due to the decline in world paper pricing, weak demand in Mexico and the strong competition from imported products, the average price, on a pro-forma basis, for the Company's finished products, declined by 15% during the period from US$575/short-ton in the first quarter of 2002 to US$489/short-ton during the same period 2003, representing a decrease of US$28.8 MM in EBITDA.

SALES
Sales on a pro-forma basis, declined during the first quarter of 2003 by 3% from US$168.3 MM in the first quarter of 2002 to US$163.7 MM in the first quarter of 2003, mainly due to a decrease in price which was partially compensated by an increase of shipments.

COST OF SALES
The unit cost of sales, notwithstanding extraordinary increases in the price of energy, raw materials and production costs, was reduced on a pro-forma basis by 1% from US$435/short-ton in the first quarter of 2002 to US$428/short-ton in the first quarter of 2003.

SG&A EXPENSES
On a pro-forma basis, SG&A expenses decreased 7%, from US$14.3 MM in the first quarter of 2002 to US$13.4 MM in the first quarter of 2003, reflecting the Company's capacity to react to adverse changes in the difficult economic environment.

EBITDA
EBITDA on a pro-forma basis, represented a reduction of US$21.4 MM from US$37.5 MM in the first quarter of 2002 to US$16.1 MM in the first quarter of 2003. This reduction was primarily due to a US$28.8 MM decrease in price, partially offset by an increase in shipments, unit cost reductions and SG&A savings.


RELEVANT DEVELOPMENTS
During the first quarter of 2003, the Company concluded the divestiture of its non-strategic molded carton division. The net proceeds of the sale were US$43.5 million. On April 7, 2003, the Company signed a forbearance agreement with the Steering Group members of an Ad Hoc Bondholders Committee. Under the terms of the agreement, the Steering Group members of the Ad Hoc Bondholders Committee agreed to continue consensual discussions regarding the terms of a recapitalization of the Company's balance sheet.



					HIGHLIGHTS FIRST QUARTER 2003/2002

Item					1Q03		1Q02(*)		1Q02
Total Shipments ('000 Short tons)	334.4		292.5		368.6
Pricing (US$/Short-ton)			489		575		589
Net Sales (US$Millions)			163.7		168.3		217.0
Unit Cost (US$/Short-ton)		428		435		486
EBITDA (US$Millions)			16.1		37.5		33.6
EBITDA Margin				10%		22%		15%


Shipments (000 Short tons)		1Q03		1Q02(*)		1Q02
Paper 					151.1		118.8		194.9
Packaging 				160.1		155.5		155.5
Other					23.2		18.3		18.3
Total 					334.4		292.5		368.6



Prices   (US$/Short ton)		1Q03		1Q02(*)		1Q02
Paper					440		504		557
Packaging				565		658		658
Other					285		334		334
Total					489		575		589

(*) On a pro-forma basis after excluding results of the Georgia mill for the first quarter of 2002.


Net Sales (US$ millions)		1Q03		1Q02(*)		1Q02
Paper					66.5		59.9		108.5
Packaging				90.5		102.4		102.4
Other					6.6		6.1		6.1
Total					163.7		168.3		217.0

Unit Cost (US$/ short ton)		1Q03		1Q02(*)		1Q02
Total					428		435		486


EBITDA     (US$ millions)		1Q03		Margin		1Q02(*)		Margin		1Q02
Paper					3.4		5%		19.0		32%		15.1
Packaging				13.0		14%		18.9		18%		18.9
Other					-0.3		-5%		-0.4		-6%		-0.4
Total					16.1		10%		37.5		22%		33.6

(*) On a pro-forma basis after excluding results of the Georgia mill for the first quarter of 2002.

This release contains forward-looking statements that involve risks and uncertainties. The actual results achieved by the Company may differ significantly from the results discussed in the forward looking statements. Factors that may cause such differences include general economic, market, or business conditions, the opportunities (or lack thereof) that may be presented to and pursued by the Company and its subsidiaries, the availability of raw materials used by the Company and its subsidiaries, competitive actions by other companies, changes in laws or regulations, and other factors, many of which are beyond the control of the Company and its subsidiaries.



				CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
					CONSOLIDATED CONDENSED BALANCE SHEETS
		             AS OF DECEMBER 31, 2002 AND MARCH 31, 2003 (UNAUDITED)
		           EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
				            AS OF MARCH 31, 2003
			            (Stated in thousands of Pesos and Dollars)
                                                                               		US$ DLLS.
							December 31,	March 31,	March 31,
                                                        2002        	2003        	2003
                                                      	(Audited)   	(Unaudited) 	(Unaudited)
     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents ........................	$261,995	$711,694	65,965
  Accounts receivable, net .........................   	1,967,621   	1,939,959     	179,811
  Taxes recoverable and other assets ...............    39,305      	33,625       	3,117
  Inventories, net .................................   	1,297,995   	1,154,391     	106,998
  Prepaids .........................................    29,488      	30,063       	2,786
            Total current assets ...................   	3,596,404   	3,869,732     	358,677
PROPERTY, PLANT AND EQUIPMENT, net .................  	13,263,975  	13,078,768   	1,212,243
OTHER ASSETS, net ..................................    721,411     	787,998      	73,038
            Total  assets ..........................	$17,581,790	$17,736,498   	1,643,958

     LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Bank loans and current portion of long-term debt .   	7,683,151   	7,829,860     	725,733
  Interest payable .................................    459,702     	691,079      	64,055
  Trade accounts payable ...........................    917,418     	733,319      	67,970
  Notes payable ....................................    50,639      	40,576       	3,761
  Accrued liabilities ..............................    499,407     	586,610      	54,372
  Employee profit-sharing ..........................    2,371       	2,270         	210
            Total  current liabilities .............   	9,612,688   	9,883,714     	916,100
LONG-TERM DEBT .....................................   	1,097,564   	1,078,085      	99,925
NOTES PAYABLE ......................................    140,753     	142,321      	13,191
OTHER LIABILITIES ..................................    0           	0           	0
DEFERRED TAXES......................................   	2,038,484   	2,021,051     	187,327
LIABILITY FOR EMPLOYEE BENEFITS.....................    184,886     	181,680      	16,840
DEFERRED CREDITS....................................    0           	0           	0
            Total long term liabilities ............   	3,461,687   	3,423,137     	317,283
            Total  liabilities .....................  	13,074,375  	13,306,851   	1,233,383
STOCKHOLDERS' EQUITY:
  Majority interest ................................   	4,438,101   	4,359,642     	404,086
  Minority interest ................................    69,314      	70,005       	6,489
            Total stockholders' equity .............   	4,507,415   	4,429,647     	410,574
            Total liabilities and stockholders' equi	$17,581,790	$17,736,498   	1,643,958
Exchange rate: $ 10.7889 per Dollar




					    CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
				     CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN FINANCIAL POSITION
					EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
						          AS OF MARCH 31, 2003
						(Stated in thousands of Pesos and Dollars)
                                                                                              		*
                                                                  	Full Year    	Acum.Mar    	Acum.Mar
                                                                     	2002        	2003      	US$ 2003
                                                                	(Audited)	(Unaudited)
OPERATING ACTIVITIES:
Net income (loss) ..............................................	$-3,621,306	$-186,500     	-17,286
    Add (deduct)- Charges (credits) to income which do
       not require (provide) cash-
       Depreciation and amortization ...........................     	485,625      	97,577       	9,044
       Provision for employee benefits .........................      	12,800        	-728         	-67
       Special items ...........................................   	1,470,445      	0           	0
       Amortization of Financial Comissions ....................     	122,961      	28,561       	2,647
       Provision for deferred taxes ............................    	-681,772     	-59,370      	-5,503
       Impairment ..............................................   	1,605,890	0           	0
       Other....................................................       	4,113           0           	0
       Total items which do not require cash....................   	3,020,062      	66,040       	6,121
  Net resources generated from income ..........................    	-601,244    	-120,460     	-11,165
    Changes in operating assets and liabilities:
    Decrease (Increase) in inventories .........................    	-377,774     	143,604      	13,310
    Decrease (Increase) in current assets ......................      	-5,967       	5,105         	473
    Decrease (increase) in account receivables, net ............     	-40,747      	27,662       	2,564
    (Decrease) increase in accounts payable and
      accrued liabilities ......................................     	881,633     	124,317      	11,523
  Resources generated by operating activities ..................    	-144,099     	180,228      	16,705
FINANCING ACTIVITIES:
       Increase (Decrease) in bank loans and others ............     	745,375     	162,517      	15,063
       Increase (Decrease) in capital ..........................        0           	0           	0
  Net resources generated from financing activities ............     	745,375     	162,517      	15,063
INVESTMENT ACTIVITIES:
       Additions to property, plant and equipment...............    	-459,812     	-24,074      	-2,231
       Divestiture to property, plant and equipment.............     	148,047     	233,144      	21,610
       Disposition of subsidiaries .............................    	-207,452       	0           	0
       Increase in deferred assets .............................    	-369,596    	-102,116      	-9,465
       Minority interest .......................................      	23,737          0           	0
  Net resources applied to investing activities ................    	-865,076     	106,954       	9,913
INCREASE IN CASH AND CASH EQUIVALENTS ..........................   	-263,800     	449,699      	41,682
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD............     	525,795     	261,995      	24,284
CASH & CASH EQUIVALENTS AT END OF THE PERIOD ...................	$261,995	$711,694	US65,965

* The exchange rate of 10.7889 was used for translation purposes.


					CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
					CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
					EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
								AS OF MARCH 31, 2003


                                           Thousands of Pesos                 Thousands of Dollars
                                          1Q      	1Q              	1Q          	1Q
                                          2002        	2003		Var     2002        	2003		Var
                                     	  (Audited)	(Unaudited)		(Audited)	(Unaudited)
NET SALES ............................... $2,181,311	$1,765,824	-19%    216,998     	163,670        	-25%
COST OF SALES ........................... 1,824,264   	1,545,799       -15%    179,216     	143,277        	-20%
     Gross profit........................ 357,047     	220,025        	-38%    37,782      	20,393        	-46%

     Selling and Administrative expenses  164,729     	144,186        	-12%    16,738      	13,364        	-20%
     Operating income ................... 192,318      	75,839        	-61%    21,044       	7,029        	-67%
FINANCIAL EXPENSE:
Interest expense ........................ 240,825     	319,111         33%     24,659      	29,578         	20%
Interest income ......................... -9,301      	-8,684         	-7%     -932        	-804        	-14%
Exchange (gain) loss, net ............... -122,244     	343,360     	N/A     -12,835      	31,825     	N/A
Gain on monetary position ............... -97,994    	-111,664        14%     -10,175     	-10,350         2%
  Total financial expense ............... 11,286     	542,123       	4703%   717      	50,249       	6908%
OTHER INCOME (EXPENSES):
Other income (expense), net ............. -21,821     	-57,461        	163%    -2,253      	-5,326        	136%
  Total other income (expense) .......... -21,821     	-57,461        	163%    -2,253      	-5,326        	136%
  Income (loss) before income and asset t 159,211    	-523,745     	N/A     18,074     	-48,546     	N/A
Provisions for income and asset taxes ... 71,408      	38,182        	-47%    7,445       	3,539        	-52%
Provision for deferred income taxes ..... -42,062     	-59,370         41%     -4,985      	-5,503         	10%
  Net income after taxes ................ 129,865    	-502,557     	N/A     15,614     	-46,582     	N/A
Extraordinary items ..................... 0    		-316,057     	N/A     0     		-29,295     	N/A
Impairment .............................. 0           	0     		N/A     0           	0     		N/A
Net income before minority interest...... $129,865	$-186,500     	N/A     15,614     	-17,287     	N/A
  Minority interest...................... 3,378         295        	-91%    356          	28        	-92%
  Majority net income.................... $126,487	$-186,795     	N/A     15,258     	-17,315     	N/A




SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:    April 30, 2003	        By  /s/ Mayela Rincon de Velasco
Durango, Mexico				--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer